

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2011

<u>Via E-mail</u>
Mr. Dennis W. Blazer
V.P. – Finance and Administration and CFO
CECO Environmental Corp.
4625 Red Bank Road
Cincinnati, OH 45227

      RE: **CECO Environmental Corp.**
               Form 10-K for the Fiscal Year ended December 31, 2010
               Filed March 15, 2011
               Form 10-Q for the Fiscal Quarter ended June 30, 2011
               Filed August 12, 2011
               File No. 0-7099

Dear Mr. Blazer:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Jeffrey Gordon for

               Rufus Decker
               Accounting Branch Chief